Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2008

Mr. Richard D. Peterson
Executive Vice President, Chief Financial Officer
and Treasurer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, Arizona 85256

      Re: Medicis Pharmaceutical Corporation
               Item 4.02 Form 8-K
               Filed September 24, 2008
               File No. 001-14471

Dear Mr. Peterson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 8-K

1.   In the sixth paragraph of Exhibit 99.1 you state that the error "was identified during an inspection of Ernst & Young LLP's audit of the Company's 2007 financial statements". As it appears that you may have received notice from your independent accountants, please tell us why your disclosures do not comply with

Item 4.02(b) and (c) of the General Instructions to Form 8-K, or amend your filing accordingly.

2.   Please amend your filing to disclose the circumstances that led to the discovery of the errors described in your Form 8-K.

3.   Revise your disclosure to clarify what is meant by "modification in the Company's technical interpretation of the generally accepted accounting principles relating to sales return reserve calculations". If you applied the incorrect accounting principle, then provide us with additional information regarding how you determined that an alternative principle is more appropriate and specify whether the circumstances surrounding your restatement relate to a change in accounting principle.

4.   Please amend your filing to quantify the impact of these items for *all* periods affected. If you are unable to do so, please tell us and amend your filing to explain why you are unable to provide that information.

5.   Please revise your disclosure to specifically state which amended Forms 10-Q and 10-K you intend to file.

6.   Refer to the first paragraph. Please amend your filing to specify whether you will reconsider, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding your *disclosure controls and procedures*, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

7.   Refer to the second paragraph. Upon completion of the restatement process, please amend your filing to indicate whether or not your assessment of disclosure controls and procedures and internal control over financial reporting will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

8.   Lastly, please provide us with an estimated time-frame as to when you intend to file the amended Forms 10-Q and amended Form 10-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant